PUBLIC



21002393

SEC   MISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING   **JANUARY 1, 2020**   AND ENDING   **DECEMBER 31, 2020**
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **FIRST ASSET FINANCIAL INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 EAST IRON AVENUE

(No. and Street)

SALINA	**KS**	**67402-1364**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT HAMMAN   **785-825-5050**

(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA

(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, _____**ROBERT HAMMAN**_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____**FIRST ASSET FINANCIAL INC.**_____ , as of _____**DECEMBER**_____ **31,** _**2020**_ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

GABRIEL J. GRANT
Notary Public - State of Kansas
My Appt. Expires _06/13/2021_

_____
Public Notary

_____
PRESIDENT
Title

This report** contains (check all applicable boxes);

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

FIRST ASSET FINANCIAL INC.

DECEMBER 31, 2020

FIRST ASSET FINANCIAL, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130   *Certified Public Accountants*   Telephone 407-740-7311
Maitland, FL 32751   Email: pam@ohabco.com   Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of First Asset Financial, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Asset Financial, Inc. as of December 31, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of First Asset Financial, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of First Asset Financial, Inc.'s management. Our responsibility is to express an opinion on First Asset Financial, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to First Asset Financial, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of First Asset Financial, Inc.'s financial statements. The supplemental information is the responsibility of First Asset Financial, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as First Asset Financial, Inc.'s auditor since 2009.

Maitland, Florida

February 15, 2021

FIRST ASSET FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Assets:

Cash and cash equivalents	$	77,182
Commissions receivable		18,242
Deposits with clearing broker		10,000
	$	105,424

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued liabilities	$	1,979
Commissions payable		16,594
PPP Loan UMB		25,100
		43,673

Stockholders' equity:

Common stock, $1 par value; 10,000 shares authorized, issued and outstanding		10,000
Additional paid-in capital		45,000
Treasury stock		(3,000)
Retained earnings (deficit)		9,751
		61,751
	$	105,424

The accompanying notes are an integral part of these financial statements.

FIRST ASSET FINANCIAL, INC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2020

Revenues:

Securities Commission(net)	$ 145,472
Riskless Principal	15,870
Mutual Fund Sales	38,404
Mutual Fund 12b-1	331,436
Insurance	2,854
Other Income	127,885
Total Revenue	661,921

Expenses:

Commission expense	305,389
Compensation and employee benefit	112,951
Occupancy (related party)	10,954
Professional fees	3,052
Regulatory fees	20,301
Telephone and communications	12,465
Other operating expenses	4,542
Total expenses	469,654
Net income	$ 192,267

The accompanying notes are an integral part of these financial statements.

FIRST ASSET FINANCIAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2020

	Common Stock		Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total
	Shares	Amount				
Balances, December 31, 2019	10,000	$ 10,000	$ 45,000	$ (3,000)	$ 74	$ 52,073
Net income					192,267	192,267
Distributions					(182,590)	(182,590)
Balances, December 31, 2020	10,000	$ 10,000	$ 45,000	$ (3,000)	$ 9,751	$ 61,750

The accompanying notes are an integral part of these financial statements

FIRST ASSET FINANCIAL, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020

Cash flows from operating activities:	
Net income	$ 192,267
Adjustments to reconcile net income to net	
cash provided by operating activities:	
Commissions receivable	13,664
Increase (decrease) in:	
Accounts payable and accrued liabilities	(1,449)
Net cash provided by operating activities	204,482
Cash flows from financing activities:	
Distributions to stockholders	(182,590)
Net cash used in financing activities	(182,590)
Net increase in cash and cash equivalents	21,892
Cash and cash equivalents at beginning of period	55,290
Cash and cash equivalents at end of period	$ 77,182

The accompanying notes are an integral part of these financial statements.

Note 1— Summary of Significant Accounting Policies

Nature of Business

First Asset Financial Inc. ("the Company") is a securities broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated in June 2005.

The Company's commission income is substantially derived from purchases and sales of securities on behalf of customers. The Company does not engage in proprietary trading activities. In addition, the Company is an approved dealer for various mutual fund houses and is an agent for various insurance companies. Any transactions with these mutual fund houses or insurance companies are consummated directly between the customer and the mutual fund house or insurance company; the Company receives a commission as agent.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2020, the Company had no uninsured cash balances.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue from contracts with customers

<u>Significant Judgements:</u>

Revenue from contracts with customer includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 1 — Summary of Significant Accounting Policies (cont.)
Income Taxes

Commissions:

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Commissions from the sale of mutual funds and variable annuities and 12b-1's are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date.

The Company, with the consent of its shareholders, has elected under the internal Revenue Code to be an S corporation for both federal and state Income tax purposes. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Uncertain tax positions

The company has adopted FASB ASC 740-10-25, *Accounting for Uncertainty in Income* Taxes. The Company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company's evaluation of December 31, 2020 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2015 through 2020 tax years remain subject to examination by the IRS. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Note 2 — Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital (Rule15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2020, the Company had excess net capital of $52,839 and a net capital ratio of 76% TO 1.

Note 3 — Commitments and Contingencies

The Corporation does not have any commitments or contingencies.

Note 4 - Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2020, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 5 - Employee Benefit Plan

The Company has a SIMPLE IRA plan covering all of its eligible employees. All employees who have attained the age of 21 and earn at least $5,000 per year are eligible to participate. The Company may contribute 2% of the employees' wages in the SIMPLE IRA. Employees are immediately 100% vested in all contributions. The employee may elect additional salary deferral in the plan up to $13,500 per year (with an additional $3,000 if they are over age 50 in 2017). The Company contributed $2,054.09 to the plan in 2020.

Note 6- Related Party Transactions

The Company rents its facilities, and some of its furniture and equipment from organizations comprised of members of the stockholders' family under an annual agreement. The Company paid $6,000 in rent to the related parties for the lease term January 1, 2020 through December 31, 2020.

In February 2016, the FASB issued ASU 2016-02 Leases – (Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations. Created by lease agreements, Including for those leases classified as operating leases under previousGAAP, along with disclosure of key Information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its related party office lease and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term. The lease cost is $6,000 relating to the office lease for the year ended December 31, 2020.

Note 6- Related Party Transactions (continued)

The Company has entered into an agreement with another organization comprised of members of the stockholder's family whereby office overhead is reimbursed by the related party. The amount received as a reimbursement from the related party under this arrangement and included in the accompanying financial statements as "other income" was $84,600.

Note 7-Note Payable

On May 15, 2020, the Company was granted a loan in the amount of $25,100, pursuant to the Paycheck Protection Program "PPP". "The PPP, established as part of the Coronavirus Aid Relief and Economic Security Act (CSRES Act) provides for loans to qualifying businesses for amount up to 2.5 times the average monthly payrol expenses of qualifying businesses. The loans and accrued interest are forgivable after twenty-four weeks as long as the the borrower uses the loan proceeds for eligible purposes, including payroll, employee benefits, rent and utilities and maintains its payroll levels. The amount of loan forgiveness will be reduced it the borrower terminates employees or reduces salaries during the twenty-four week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments until the date on which the amount of forgiveness is remitted to the lender. The Company believes that it used the proceeds for purposes consistent with the PPP and expects the entire amount to be forgiven.

Note 8- Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2018 through February 15, 2021, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

Computation of basic net capital requirements:
Total Stockholder's equity qualified for net capital $61,751

Deductions:
Non-allowable assets   -3,913

Commissions receivable

Total non-allowable assets

Net Capital   57,838

Minimum Net capital requirement
  6 2/3% of total aggregate indebtedness ($43,672)=$2,912.00
  Minimum dollar net capital for this broker-dealer ($5,000)

Net capital requirement (greater of above two requirements) $5000
Net capital in excess of required minimum $52,839

There are no material discrepancies existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

SCHEDULE II
FIRST ASSET FINANCIAL INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

Total aggregate indebtedness:

Accounts payable and accrued expenses	$27,079
Commissions payable	16,594
Aggregate indebtedness	$ 43,673

Ratio of aggregate indebtedness to net capital 76% to 1.

SCHEDULE III
FIRST ASSET FINANCIAL INC.

INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2020

With respect to the computation for Determination of Reserve Requirements under rule 15c3-3, the Company qualifies for exemption under subparagraph.(k) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under rule 15e3-3, the Company qualifies for exemption under subparagraph (k) (2) (ii) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants
Email: pam@ohabco.com

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of First Asset Financial, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Asset Financial, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Asset Financial, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) and the Non-Covered Firm Provision, and (2) First Asset Financial, Inc. stated that First Asset Financial, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. First Asset Financial, Inc. First Asset Financial, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Asset Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm Provision.

Ohab and Company, PA

Maitland, Florida

February 15, 2021



FIRST ASSET FINANCIAL Inc.
Member SIPC

110 East Iron Ave.
Salina, KS 67401
(785) 825-5050
Fax (785) 823-9207

February 2, 2021

Ohabco and Company, P.A.
100 E. Sybelia Ave. Ste. 130
Maitland, FL 32751

To Whom It May Concern:

First Asset Financial Inc. (the "Company") is a registered broker-dealer subject to Rule 17 a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17 a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed [an]exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)ii

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for referring securities transactions to other broker-dealers, (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and/or (5) engaging solely in activities permitted and approved for membership in FINRA, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

For First Asset Financial Inc.:

I, Robert L. Hamman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Robert L. Hamman
Title: President
February 6, 2021